UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 59103 /December 15, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-13290

In the Matter of	:	
	:	
GRAYSTONE WORLD WIDE, INC.,	:	ORDER MAKING FINDINGS AND
KERATOPLANETES CORP.,	:	REVOKING REGISTRATIONS BY
LIGHTHOUSE PARTNERS, INC.,	:	DEFAULT AS TO GRAYSTONE WORLD
MARITIME PARTNERS, LTD., and	:	WIDE, INC., AND KERATOPLANETES
MYRIENT, INC.	:	CORP.

On November 17, 2008, the Securities and Exchange Commission (Commission) instituted this proceeding with an Order Instituting Proceedings (OIP), issued pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). On December 11 and 12, 2008, the Commission issued Orders Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 as to Lighthouse Partners, Inc., Maritime Partners, Ltd., and Myrient, Inc., respectively. (Securities Exchange Act Release Nos. 59079, 59080, and 59089.)

Graystone World Wide, Inc. (Graystone) and Keratoplanetes Corp. (Keratoplanetes) were served with the OIP by November 21, 2008. Neither filed an Answer to the OIP and neither participated in the telephonic prehearing conference held on December 12, 2008. Accordingly, I find Graystone and Keratoplanetes to be in default, pursuant to Rules 155, 220(f), and 221(f) of the Commission's Rules of Practice, and that the following allegations are true.

Graystone, Central Index Key (CIK) No. 919599, is a void Delaware corporation located in Beverly Hills, California, with a class of equity securities registered with the Commission pursuant to Exchange Act Section 12(g).[1] The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 2000, which reported a net loss of $2.1 million since inception in 1992.

Keratoplanetes, CIK No. 919604, is a void Delaware corporation located in Dana Point, California, with a class of equity securities registered with the Commission pursuant to Exchange

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[1] The Central Index Key is a Commission identifier for EDGAR filers.

Act Section 12(g). The company is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-KSB for the period ended March 31, 2000, which reported a net loss of $110.

Graystone and Keratoplanetes have failed to comply with Section 13(a) of the Exchange Act and Rules 13a-1 and 13a-13 thereunder. Exchange Act Section 13(a) and the rules thereunder require issuers with classes of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports on Form 10-K or Form 10-KSB, and Rule 13a-13 requires issuers to file quarterly reports on Form 10-Q or Form 10-QSB.

Exchange Act Section 12(j) authorizes the Commission, as it deems necessary or appropriate for the protection of investors, to revoke the registration of a security when the Commission finds that the issuer has failed to comply with a provision of the Exchange Act or the rules and regulations thereunder. Based on these facts, I find it necessary and appropriate for the protection of investors to revoke the registration of each class of registered securities of Graystone and Keratoplanetes.

Order

I ORDER that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Graystone World Wide, Inc., and Keratoplanetes Corp. is revoked.

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Brenda P. Murray
Chief Administrative Law Judge